INTERNATIONAL THOROUGHBRED BREEDERS, INC.
                        1105 N. MARKET STREET, SUITE 1300
                              WILMINGTON, DE 19899
                         856-931-8163 Fax: 856-931-8165


                                                                  March 17, 2006

Ms. Linda Cvrkel, Branch Chief
Securities & Exchange Commission
Washington, DC 20549

                  RE: International Thoroughbred Breeders, Inc.
                      Form 10-K for the Fiscal year ended June 30, 2005 Form 10-Q for the Quarter ended September 30, 2005 File No. 0-9624

Dear Ms. Cvrkel:

     In response to your letter dated January 30, 2006 regarding our Form 10-K for June 30, 2005 and Form 10-Q for September 30, 2005, the registrant offers the following comments and supplemental information. We thank you for your positive input and for providing the accounting authority references and believe your comments will help us clarify information to our readers. Our comments and supplemental information below follow the sequence of your letter.

1. Future revision, additionally please see the revised Selected Financial Data schedule which will be filed with our amended Form 10-K for June 30, 2005.

2. Future revision.

3. The Company does not believe it would be proper to make a retrospective adjustment to amend the "Total Adjusted EBITDA" calculation in the Form 10-K for June 30, 2005. At the time of the filing of Form 10-K the Company believed that it would be able to complete the required improvement in the immediate future on the M/V Royal Star due to several favorable factors known at the time of filing.
1) The Company had recently received additional funds from the PDS Gaming transaction; 2) on July 13, 2005 the Company began accepting subscriptions for the purchase of Series B Convertible Preferred Stock and as of September 30, 2005 had received $2,322,750 in cash from the offering and the initial acceptance of the offering in the market was very positive and the Company expected that the offering would be sold out; and 3) the Company expected the Big Easy vessel to begin operations immediately and the Company was expecting positive cash flow from its operations.

     In the Form 10-Q for September 30, 2005, the EBITDA calculation does not reflect the add back of the M/V Royal Star start up charges. By the filing time of Form 10-Q for September 30, 2005, made on November 21, 2005, it appeared that the Company would not have the funds to complete the improvements to the Royal Star and thus the Royal Star start up charges were not added back for the EBITDA calculation in accordance with FRR-65.

4 & 5. The language below will be added to MD&A in the "Critical Accounting Policies and Estimates" section of the amended Form 10-K.

     "Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods and estimates used in the preparation of financial statements. We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, asset impairment, and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. Note 1 to the Consolidated Financial Statements describes the significant accounting policies we have selected for use in the preparation of our financial statements and related disclosures. We believe the following to be the most critical accounting estimates and assumptions affecting our reported amounts and related disclosures.

Notes Receivable

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" as amended, requires management judgments regarding the future collectability of notes receivable and the underlying fair market value of collateral. As a result of the sale of the Garden State Park Racetrack property in Cherry Hill, NJ, and the sale of the non- operating former El Rancho Hotel and Casino in Las Vegas, NV, portions of the proceeds from each sale were paid in the form of promissory notes.

     During the fiscal year ended June 30, 2004 we sold the note receivable we held on the Las Vegas, NV property for cash and other future benefits and transferred the balance of the note to, and it is now secured by, the Cherry Hill, NJ property (Second Cherry Hill Note). We had previously received a note receivable from the sale of the Garden State Park property in the amount of $10 million and together, these notes are classified on the Balance Sheet as Long Term Notes Receivables in the amount of $14,278,651 as of June 30, 2005.

     Estimates are required to be used by management to assess the recoverability of our notes receivable. We regularly review our receivables to determine if there has been any decline in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate real estate appraisals, financial balance sheets for the Cherry Hill development, earnings and cash forecasts of the Cherry Hill investors.

     Our returns on the Cherry Hill Notes are subject to debt incurred by the property and the developers capital contributions that precede the debt owed to us. Our returns are also subject to factors affecting the profitability and saleability of the project. Our assumptions, estimates and evaluations are subject to the availability of reliable data and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

     When making our impairment review for the year ended June 30, 2004 for the Note Receivable on the Las Vegas property we determined that a portion of the Second Cherry Hill Note should be impaired by $12,786,589 (or a net of $10,000,000 when offset by $2,786,589 of deferred gain on the sale of the Las Vegas property) based on the collectability of the note when assigned from the Las Vegas property to the Cherry Hill property since we already held a note in the amount of $10,000,000 on that same property. Additionally during the year ended June 30, 2005 an additional impairment charge of $500,000 was recorded on the Second Cherry Hill Note because projected future events did not materialize.

Valuation of Vessels and Vessel Deposits - Related Parties

     In July, 2004 we entered into Sub-Bareboat Charters of the vessels, Palm Beach Princess and Big Easy and pursuant to a restructuring of the PDS Gaming transaction in June, 2005, we now charter the vessels directly from our Chairman and CEO.

     The charter and PDS Gaming loan agreement for the Palm Beach Princess has been accounted for as a capital lease. In according with our lease and purchase agreement for the Palm Beach Princess we have the right to purchase the vessel for $17,500,000 at the end of the lease term. Payments made by us against the PDS Gaming debt in the amount of $14,000,000 will be credited toward the purchase price. The carrying value of the Palm Beach Princess of $17,500,000 is less than the fair value appraisal on the vessel.

     The charter and PDS Gaming loan agreement for the Big Easy has also been accounted for as a capital lease. In accordance with our lease and purchase agreement for the Big Easy we have the right to purchase the Big Easy for the appraised value of the vessel which would be determined upon the refitting and refurbishing of the vessel. The Company had an appraisal completed as of June 23, 2005 and it indicated an estimated fair market value of approximately $40 million. Based on a July 2002 fair market appraisal of the Palm Beach Princess of $20.5 million, management believed the appraisal of the Big Easy could be overstated and looked for alternatives to determine the capitalized fair value for the vessel. The Company determined that it would capitalize 1) costs it had incurred for improvements it had made to the Big Easy; 2) all payments required under the PDS Gaming loans for the Big Easy of $12.6 million; and 3) all payments required under the charter hire fees, for a total capitalized amount as of June 30, 2005 of $24,318,989.

     The Company has Vessel Deposit credits in the amount of $10,228,758 which are available to use against the purchase costs for the vessels. Should the Company elect not to purchase one or either vessel at the end of the lease, the Company could lose some or all of the value of the Vessel Deposit credits unless other terms are negotiated with the owner of the vessels."

6. We note that the Commission is suggesting that the extraordinary income in the amount of $4,000,000 should be presented net of tax. The Company believes the original presentation to be correct in view of the fact that the Company has over $111 million in Net Operating Loss carryforwards. The deferred tax asset on these losses has not be recognized because of the uncertainty that the Company will generate income in the future sufficient to fully or partially utilize these carryforwards. However, they are currently available to be utilized to offset taxable income.


The Company will add the following information to Footnote 15 (Income Tax Expense) to its amended Form 10-K:

     "During the year ended June 30, 2005 the Company recognized $4 million of extraordinary income. This income was reported in the Company's federal and state income tax return in a prior year and the extraordinary item amount was offset by state net operating loss carryforwards. Additionally, federal and state income taxes were not recognized on the income because the Company has Net Operating Loss deductions to offset any federal taxes accrued."

     Please see a copy of the revised Statement of Operations for Form 10-K to be filed attached hereto.

7. Please see a copy of the revised Statement of Operations to be filed attached hereto reflecting the Commission's suggested changes for the Form 10-K.

8. In accordance with EITF 96-19 the Company does not believe that the refinancing of the PDS loan on June 30, 2005 was a substantial modification to the PDS Gaming loan agreements. The agreement entered into in July 2004 permitted the Company to sub-lease the Palm Beach Princess and the Big Easy and the use of purchase credits for the purchase of the vessels at the end of the lease. The refinance in June 2005 moved the vessel ownership from PDS Gaming to companies owned or controlled by Mr. Murray, our CEO, but continued to allow the Company's lease and purchase option for the vessels and the purchase credits. These conditions of the lease and loan agreements are paramount to the business purpose for entering into the lease and loan agreements in July 2004 and in June 2005.

     The balance of the loans and leases payable prior to the refinance was $27,155,723. Effective June 30, 2005 the Borrowers received $2,158,166 in new funding bringing the new total debt owed by the Borrowers to $29,313,889. The amortization schedules which were put in place for the Palm Beach Princess and the Big Easy in July 2004 in the amount of $20,000,000 remain unchanged with respect to the interest rate and the maturity date of the loans remain as July 2009. On April 6, 2005, the Borrowers entered into a loan agreement with PDS Gaming to borrow $4,350,000 secured by the vessel, the Royal Star. The maturity date of this loan was set in anticipation of the funding of the loan contemplated by the $29,313,889 Loan Agreement signed in June 2005 so that the loan would be due in July 2009.

     Various other provisions agreed to in the July 2004 lease and loan agreements also remained in place in the June 2005 loan. The loan given in April 2005 required the pledge of the $10 million Cherry Hill note which remains in place. The upstream of funds to the Parent Company also remains in place, although the determination has been slightly restructured and the amounts allowed have been slightly changed. EBITDAR requirements remain although the levels have been increased slightly because of the anticipated cash flows from the Big Easy. Both the July 2004 and the June

2005 loan agreements required the assignment of the Maritime office and dock space lease as security for the loan.

     As a result of the June 2005 refinance the Company did not write off any deferred financing costs which were on the books at the time.

9. After review of Rule 5-04 of Reg. S-X the Company will file parent-only financial statements as a schedule to Form 10-K. Please see a copy of the required schedule attached to this letter which will be filed in the Company's amended Form 10-K filing.

10. The Original Sub-Bareboat Charter for the Palm Beach Princess as of July 2004 and Amended and Restated Bareboat Charter and Option to Purchase agreement as of July 1, 2005 permits the Company to purchase the Palm Beach Princess for a stated amount of $17,500,000 at the end of the lease term. Therefore, because there is an established purchase price which the Company treated as the capitalized value of the Palm Beach Princess the additional charter hire fee amounts are treated as additional interest and expensed as paid.

     The Original Sub-Bareboat Charter for the Big Easy as of July 2004 and Amended and Restated Bareboat Charter and Option to Purchase agreement as of July 1, 2005 permits the Company to purchase the Big Easy for the appraised value of the vessel which shall be determined upon the refitting and refurbishing of the vessel. The Company had an appraisal completed as of June 23, 2005. The appraisal indicated an estimated fair market value as of June 23, 2005 of $39,795,000. Based on a July 2002 fair market appraisal of the Palm Beach Princess of $20,500,000, the Company felt the appraisal of the Big Easy could be overstated and looked for an alternative to determine the capitalized fair market value for the vessel.

     The Company determined that it would be more appropriate to capitalize the total of; 1) the costs it had incurred for improvements it had made to the Big Easy; 2) all payments required under the PDS Gaming loans; and 3) all payments required under the Big Easy charter hire fees. The table on page 47 of footnote 3 describes the PDS Gaming liabilities of $12,600,000 and the charter hire fee liability payments of $4,450,722.

11. In June 2004 the fair value of the second Cherry Hill note was written down to $4,778,651. When the $23 million Las Vegas note was sold and replaced by the Second Cherry Hill note, by terms of the new note, it included several new considerations which the Company valued at present value over the life of the new note. Below is a breakdown of the various note considerations:


  Present value of $483,205 payment due 3/1/09                381,732
  Est. value on sale of remaining Las Vegas Property          500,000
  (written off FYE 6/30/05)
  Present value of Ray Parello's interests in vessel        3,896,919
                                                            ---------
           Total                                            4,778,651
                                                            =========

     The fair value was based on those items in the table above. At the time the Company believed it could not rely on the future cash flows from the Cherry Hill project to determine the fair value. At the time of the impairment the Company estimated the Big Easy vessel to have a fair value of $10 million or $5 million for Mr. Parello's interest. This estimate was made at the time with the knowledge that the Palm Beach Princess has been appraised in July 2002 for $20.5 million. Subsequently, the Company has recorded a fair value for the Big Easy of $24.3 million and obtained an appraisal in June 2005 indicating an estimated fair market value of $39.8 million.

The following language will be added to footnote 5, at the end of paragraph (A).

     "The fair value of the Second Cherry Hill Note was determined using the present value of the additional benefits derived from the sale of the note after the cash proceeds of $7.8 million ."

12. Management has been testing the $10 million Cherry Hill Note receivable periodically since the sale of the property. Because of the delays in the mixed use real estate project, impairment of the note has been tested by obtaining copies of real estate appraisal values the purchaser had received subsequent to his purchase of the property. An appraisal completed in March 2002 for the buyer in order to obtain bank financing for the project indicated a fair value of $60 million. A second appraisal completed in December 2004 indicated a fair value of $37,900,000 while the Cherry Hill Tax and Assessment data indicated an implied Market Value of $46,107,232 at that time. In the Company's yearly assessment conducted in December 2004 meaningful historical financial statements were made available by the purchaser of the property. During 2004 the developer sold two parcels of property for $34,000,000, however the Company was still unable to develop a future valuation based on fair value because the Company believed that the developers projections appeared too aggressive and to be projected too far into the future to develop reliable sales and cash flow information. Therefore real estate appraisals were used for our December 2004 fair value assessment. (In hindsight, when comparing actual historical results for December 2005 to prior forecasts it now appears the results forecasted by the developer appeared fairly accurate).

     Retrospectively, the fair value assessment completed for December 2005 was based on historical financial statements in addition to projections of future sales and development of the property. The Company completed its fair value test using this information and concluded that no impairment as of December 2005 is required.

     When assessing the fair value of the Second Cherry Hill note the collectibility of the note based on the Cherry Hill development proceeds was not considered, but rather only the terms of that particular note were considered in the Company's assessment.

     Attached to this letter (in a separate file) please find the Company's impairment review analysis for its December 31, 2004 review, per your request.

13. The investment in the liquor license is carried on the June 30, 2005 Balance Sheet at a value of $400,000. The balance is included in the Assets of Discontinued Operations section of the

Balance Sheet. The Company believes the carrying value to be correct and believes its fair value exceeds the carrying value based on known recent sales of liquor licenses in Cherry Hill, N.J. On January 18, 2006 the Company file a Complaint in Camden County Superior Court of N.J., Chancery Division, (Civil
Action No. C-7-06) against the defendants to protect its interests in the license. The Company expects a favorable outcome from these proceedings. The following language will be inserted into Footnote 8 in the Company's amended filings. "The carrying value of the liquor license of $400,000 is shown in the "Assets of Discontinued Operations" of the Balance Sheet."

14. Future revision.

15. All 1,024,143 options were issued to employees. Future filings will disclose this information.

16. The $929,541 balance assumed by OC Realty is included in the "Deposits and Other Assets- Related Parties" and Footnote 7(B) details the Deposits and Other Assets-Related Parties balances. The OC Realty principal balance is included in "Loans to the Ft Lauderdale Project (OC Realty, LLC)" in the amount of $735,584 and the accrued interest on such loan is included in the "Accrued Interest on Loans to the Ft. Lauderdale Project (OC Realty, LLC)" in the amount of $193,957.

                                             Transfer from     OC Realty
                                             Golf Course to
                                Total        OC Realty

Loan to Ft. Lauderdale Project  2,769,989    735,584           2,034,405

Accrued Interest on Loans       1,485,080    193,957           1,291,123
                                ---------    -------           ---------
Total                           4,255,069    929,541           3,325,528
                                =========    =======           =========

The second paragraph of footnote 24 in the 10-K will be amended to correct the accrued interest shown on the OC Realty project from $1,485,080 (the total accrued interest along with the Golf Course transfer) to $1,291,123 (the accrued interest only on the Original OC Realty note).

17. Mr. Murray is the Company's majority stockholder and continues to invest in the Company through the purchase of Preferred Stock, convertible into Common Stock; the exercise of options to purchase Common Stock; and additionally, the Board of Directors has authorized the grant of common shares as compensation in lieu of deferred salary. Mr. Murray has advanced funds to the Company, however these advances have subsequently been offset by the purchase of additional shares of stock.

     It is the Company's position that these advances are, in fact, capital investments due to the history of such transactions as detailed below. Additionally, Mr. Murray holds 724,143 shares at $2.00 per share which exercise could be used to offset any of his future advances.

     December 29, 2005 - Mr. Murray purchased 204,966 shares of Series B Pref. Stock at a cost of $3,074,490. These shares were paid for by offsetting advances made to the Company by Mr. Murray. These Pref. Shares will be converted into approx. 1,815,000 common shares when their registration with the SEC is approved, however it is unknown at this time, when that will be.

     July 23, 2004 - Mr Murray elected to take his deferred salary in the amount of $344,865 in the form of 689,730 common shares, valued for such purpose at $.50 per share.

     July 23, 2004 - Mr. Murray exercised 2,000,000 options at $0.26875 per share in exchange for $537,500 of advances previously given to the Company.

18. Future revision.

19. The Placement Fee Agreement with PDS Gaming was made on September 1, 2005. The agreement was verbally agreed to between the parties during the period of our negotiations with PDS Gaming, which resulted in the additional loan proceeds given to the Company in the amount of $2,158,166 and a potential agreement where PDS would loan an additional $3.2 million in the fall of 2005, which loan was never completed.

     When the Placement fee agreement was signed the Company placed a short and long term prepaid expense on the balance sheet of the Company and a short and long term liability for the amount of the Placement fee. The fee was then to be amortized as paid. There was no entry against the cancelled equipment lease since it was an operating lease that was paid and expensed monthly.

     Subsequently, on December 29, 2005, PDS Gaming agreed to accept the Company's common stock, valued at $2.00 per share, in full payment of the placement fee. At that time the prior entries were reversed and the fee expensed in total with an offsetting entry to the common stock and paid in capital accounts.

20. The Company did not account for the beneficial conversion feature associated with the Series B Convertible Pref. Shares in its September 30, 2005 financial statement. The Company is consulting with its outside auditing firm to determine the effect, if any, on the Statement of Operations and whether it should file a amended Form 10-Q for September 30, 2005.

     The warrants issued to MBC Global were valued at $86,590 and recorded as an expense for the three months ended September 30, 2005. This expense is included in the Parent administrative expenses.

21. Future revision

22. The Staff's comments will be addressed in the Company's Annual Report on Form 10-K, in future amendments to our registrations statement on Form S-1 and Quarterly Reports on Form 10-Q, where applicable.

In connection with this response the Company acknowledges that:

     The Company is responsible for the adequacy and accuracy of filings referred to in the Commissions letter dated January 30, 2006;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Sincerely,

                                       /s/Francis W. Murray
                                       -----------------------
                                          Francis W. Murray
                                          Chief Executive Officer
                                          and Treasurer

Comment #2, Proposed revision.

Item 6 - SELECTED FINANCIAL DATA

                    INTERNATIONAL THOROUGHBRED BREEDERS, INC.
                                AND SUBSIDIARIES

                                                                     Years Ended June 30,
                                     ---------------------------------------------------------------------------------
                                         2005              2004               2003           2002            2001
                                     --------------   ---------------    --------------  -------------  --------------
Revenue From Operations (1)        $    32,773,247  $     32,962,239   $    31,290,599  $  25,473,777  $    4,921,091

Net Income (Loss)                  $    (1,900,035) $     (6,800,030)  $     5,233,826  $   1,982,603  $   (2,402,142)

Income (Loss) Per Common Share
Basic & Diluted                    $         (0.18) $          (0.86)  $          0.54  $        0.17  $        (0.24)

Weighted Average Number of Shares       10,303,942         7,933,691         9,720,275     11,480,272       9,987,114

                                                                         June 30,
                                     ---------------------------------------------------------------------------------
                                          2005              2004               2003           2002            2001
                                     --------------   ---------------    --------------  -------------  --------------

Total Assets                       $    83,363,665  $     50,813,716   $    54,822,023  $  45,928,295  $   41,391,208

Long-Term Debt                     $    33,813,301  $      6,339,396   $       985,017  $           -  $      482,000

Stockholders' Equity               $    29,550,451  $     30,566,037   $    37,586,067  $  33,961,313  $   31,973,710

(1) The Company commenced operation of a casino cruise vessel as of April 30, 2001 which materially affects the comparability of a portion of the information reflected in the above data.

(2) The Company recognized an impairment loss in Fiscal 2004 in the amount of $10 million which materially affects the comparability of a portion of the information reflected in the above data.

(3) The Company did not pay cash dividends during any of the fiscal years shown above.

(4) See Management's Discussion and Analysis of Financial Conditions and Results of Operations and the consolidated financial statements and the notes thereto for additional information for each of the three years in the period ended June 30, 2005.

Comment #6 & 7, Proposed revisions.

                   INTERNATIONAL THOROUGHBRED BREEDERS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

                                                                                        June 30,
                                                                  ---------------------------------------------------
                                                                         2005             2004              2003
                                                                  ----------------   --------------    --------------
OPERATING REVENUES:
       Gaming                                                    $     27,350,154   $   27,528,631    $   26,354,929
       Fare                                                             2,999,130        3,151,182         2,952,066
       On Board                                                         2,003,746        1,921,583         1,773,926
       Other                                                              420,217          360,843           209,678
                                                                  ----------------   --------------    --------------
              NET OPERATING REVENUES                                   32,773,247       32,962,239        31,290,599
                                                                  ----------------   --------------    --------------

OPERATING COSTS AND EXPENSES:
       Gaming                                                           9,136,981        8,805,157         7,889,140
       Fare                                                             4,310,927        3,868,705         3,381,534
       On Board                                                           987,397          925,980           849,022
       Maritime & Legal Expenses                                        6,421,129        6,796,486         5,960,421
       General & Administrative Expenses                                3,007,640        3,722,984         4,121,811
       General & Administrative Expenses - Parent                       1,976,507        1,655,378         1,452,047
       Ship Development Costs - Big Easy                                5,011,756                -                 -
       Ship Development Costs - Royal Star                                284,257                -                 -
       Equine Costs                                                       447,989                -                 -
       Development Costs - Other                                          970,836          700,580           306,952
       Depreciation & Amortization                                      1,994,507          739,871           254,082
       Loss on Impairment of Note Receivable                              500,000       10,000,000                 0
       ITG Vegas Bankruptcy Costs                                               0          417,454           841,348
                                                                  ----------------   --------------    --------------
              TOTAL OPERATING COSTS AND EXPENSES                       35,049,926       37,632,595        25,056,357
                                                                  ----------------   --------------    --------------

OPERATING INCOME (LOSS)                                                (2,276,679)      (4,670,356)        6,234,242
                                                                  ----------------   --------------    --------------

OTHER INCOME (EXPENSE):
       Interest and Financing Expenses                                 (2,518,214)      (2,232,119)       (1,334,463)
       Interest and Financing Expenses - Related Party                 (1,327,674)         (15,873)           (4,186)
       Interest Income                                                     11,988           79,320            81,039
       Interest Income Related Parties                                    292,583          247,785           342,226
       Other Income                                                         7,961           19,713            60,468
                                                                  ----------------   --------------    --------------
              TOTAL OTHER INCOME (EXPENSE)                             (3,533,356)      (1,901,174)         (854,916)
                                                                  ----------------   --------------    --------------

INCOME (LOSS) BEFORE TAX PROVISION
AND EXTRAORDINARY ITEM                                                 (5,810,035)      (6,571,530)        5,379,326
        Income Tax Expense                                                 90,000          228,500           145,500
                                                                  ----------------   --------------    --------------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                (5,900,035)      (6,800,030)        5,233,826

EXTRAORDINARY ITEM -  Fees charged to related
       parties for Master Settlement Agreement ( Notes 15 & 21).        4,000,000                -                 -
                                                                  ----------------   --------------    --------------

NET INCOME (LOSS)                                                $     (1,900,035)  $   (6,800,030)   $    5,233,826
                                                                  ================   ==============    ==============

BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE:

       Income (Loss) before Extroardinary Item                   $          (0.57)  $        (0.86)   $         0.54
       Extraordinary Item                                                    0.39   $            -                 -
                                                                  ----------------   --------------    --------------
       Net Income (Loss)                                         $          (0.18)  $        (0.86)   $         0.54
                                                                  ================   ==============    ==============

WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING - Basic and Diluted                              10,303,942        7,933,691         9,720,275
                                                                  ================   ==============    ==============


See Notes to Consolidated Financial Statements.

Comment #9, Proposed revisions.

Schedule I
                   INTERNATIONAL THOROUGHBRED BREEDERS, INC.

      CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)
                                 BALANCE SHEETS
                          AS OF JUNE 30, 2005 AND 2004

                                     ASSETS

                                                                          June 30,
                                                           -------------------------------------
                                                                      2005            2004
                                                           ----------------      ---------------
CURRENT ASSETS:

       Cash and Cash Equivalents                       $            52,411   $            6,981
       Prepaid Expenses                                             70,458                8,140
       Other Current Assets                                         70,283                  532
                                                           ----------------      ---------------
CURRENT ASSETS                                         $           193,152   $           15,653
                                                           ----------------      ---------------

TOTAL EQUIPMENT - Net                                               89,298              100,495
                                                           ----------------      ---------------

OTHER ASSETS:
       Deposits and Other Assets - Non-Related                     476,886              299,635
       Mortgage Contract Receivable - Related Parties                    -           13,750,000
       Deposits and Other Assets - Related Parties               4,334,189            4,311,603
       Notes Receivable                                         10,000,000           10,000,000
                                                           ----------------      ---------------
            TOTAL OTHER ASSETS                                  14,811,075           28,361,238
                                                           ----------------      ---------------

TOTAL ASSETS                                           $        15,093,525   $       28,477,386
                                                           ================      ===============

                      LIBILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
       Accounts Payable                                $           271,660   $          313,360
       Accrued Expenses                                          1,063,447              661,182
       Short-Term Debt - Related Party                             196,164              183,164
       Current Maturities of Long-Term Debt                         25,000            4,063,838
       Current Advances & Wages - Related Parties                  236,851                    0
                                                           ----------------      ---------------
CURRENT LIABILITIES:                                             1,793,122            5,221,544
                                                           ----------------      ---------------

LONG-TERM DEBT - Net of Current Portion                             57,460            4,104,324
                                                           ----------------      ---------------

DEFERRED INCOME                                                          -            4,000,000
                                                           ----------------      ---------------

       Due To/(From) Affiliates                               (235,815,602)        (231,101,454)
                                                           ----------------      ---------------

STOCKHOLDERS' EQUITY:
       Series A Preferred Stock $100.00 Par Value               36,284,375           36,248,875
       Common Stock $2.00 Par Value                             22,938,523           22,933,955
       Capital in Excess of Par                                180,393,040          180,472,694
       Retained Earnings (Deficit)                               9,901,812            8,443,187
                                                           ----------------      ---------------
            TOTAL                                              249,517,750          248,098,711
                                                           ----------------      ---------------
       LESS:
          Treasury Stock                                           457,538            1,839,073
          Deferred Compensation, Net                                 1,666                6,666
                                                           ----------------      ---------------
STOCKHOLDERS' EQUITY:                                          249,058,545          246,252,972
                                                           ----------------      ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $        15,093,525   $       28,477,386
                                                           ================      ===============

                   INTERNATIONAL THOROUGHBRED BREEDERS, INC.

      CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)
                FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

                             STATEMENT OF OPERATIONS

                                                                                           June 30,
                                                                         ----------------------------------------------
                                                                             2005            2004              2003
                                                                         ------------    -------------    -------------
                                                                         ------------    -------------    -------------
OPERATING COSTS AND EXPENSES:                                          $   1,819,304   $    1,576,879   $    1,442,361
                                                                         ------------    -------------    -------------
OTHER INCOME (EXPENSE):
       Interest and Financing Expenses                                      (289,078)      (1,011,261)        (268,169)
       Interest Income                                                        29,496           63,270           72,777
       Other Income                                                               11           19,713               70
                                                                         ------------    -------------    -------------
OTHER INCOME (EXPENSE):                                                     (259,571)        (928,278)        (195,322)
                                                                         ------------    -------------    -------------
INCOME (LOSS) BEFORE TAX PROVISION
AND EXTRAORDINARY ITEM                                                    (2,078,875)      (2,505,157)      (1,637,684)
        Income Tax Expense                                                         -           76,500
                                                                         ------------    -------------    -------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                   (2,078,875)      (2,581,657)      (1,637,684)
EXTRAORDINARY ITEM -  Fees charged to related
       parties for Master Settlement Agreement                             4,000,000                -                -

                                                                         ------------    -------------    -------------
NET INCOME (LOSS)                                                      $   1,921,125   $   (2,581,657)  $   (1,637,684)
                                                                         ============    =============    =============

                            STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:
       NET INCOME (LOSS)                                               $   1,921,125  $   (2,581,657)  $   (1,637,684)
       Adjustments to reconcile net (loss) income to net cash
         provided by operating activities:
       Depreciation and Amortization                                          16,517           13,183           13,183
       (Decrease) in Deferred Income - Related Parties                    (4,000,000)               -                -
       Changes in Assets and Liabilities -
          (Increase) Decrease in Other Assets                                (69,751)         349,537            4,187
          Decrease (Increase) in Prepaid Expenses                            (62,318)          25,897           35,329
          Increase (Decrease) in Accounts Payable and Accrued Expenses       542,874         (312,736)         711,683
                                                                         ------------    -------------    -------------
CASH FLOWS (USED IN) OPERATING ACTIVITIES                                 (1,651,553)      (2,505,776)        (873,302)
                                                                         ------------    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital Expenditures                                                        (320)               -           (8,110)
    Loans made on Development Projects                                     2,600,749                -                -
    Deposits on Purchase of Additional Vessel                                      -                -         (300,000)
    (Increase)Decrease in Other Investment Activity                           58,739          200,000         (109,126)
    (Increase)Decrease in Other Investment Activity - RP                   1,206,533         (188,224)               -
                                                                         ------------    -------------    -------------
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES                      3,865,701           11,776         (417,236)
                                                                         ------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Funds from Related Parties - ST                                           33,230                -          183,164
    Proceeds from Bank Financing                                                   -                -          200,000
    Long-Term Deferred Financing Costs                                      (235,990)               -                -
    Principal Payments on Short Term Notes                                         -       (1,267,685)        (203,364)
    Principal Payments on Long Term Notes - Related Parties                        -         (324,022)               -
    Principal Payments on Long Term Notes                                 (1,241,669)               -                -
    Increase (Decrease) in Balnces Due To/From Affilliates                  (724,289)       4,081,897        1,125,152
                                                                         ------------    -------------    -------------
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES                     (2,168,717)       2,490,191        1,304,952
                                                                         ------------    -------------    -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          45,431           (3,809)          14,415
       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          6,981           10,790           (3,625)
                                                                         ------------    -------------    -------------

       CASH AND CASH EQUIVALENTS AT END OF YEAR                        $      52,412   $        6,981   $        10,790
                                                                         ============    =============    =============

Comment #12

Cherry Hill Note Receivable impairment review at 12/04

6/14/04
Sold Las Vegas Note, balance of $4,778,651 put on GSP porperty     4,778,651
           Orginal Note                                           10,000,000
                                                               --------------
           Total Notes on GSP property                            14,778,651

Real estate appraisal dated 12/20/04by Sockler Mignogna
DiLello Realty Group
           estimated value                                        37,900,000
           Note: appraised for $60 million in 2002

           Per appraisal tax assessment is $35,000,000 times
           current equalization rate of 75.91%           =        46,107,232
                                                               --------------
           AVERAGE OF EACH APPRAISAL                              42,003,616
                                                               ==============


First two land sales completed in 2004 for $34,000,000 per projection
Future land sales per Turnberry projection

      2004 actual                                34,000,000
      2005 projections per Turnberry:            13,150,000
      2006                                        3,000,000
      2007                                        5,800,000
      2008                                       15,000,000
      2009                                       30,000,000
                                         ------------------
           Total projected sales                100,950,000
not used - too far in future             ------------------


Use real estate appraisals for est. of fair value.

Average R/E appraisal                                             42,000,000
Less:      Debt / GMAC                                           (12,350,000)
           Turnberry Equity                                       (4,657,000)
                                                               --------------
Net Value                                                         24,993,000

Net to be distributed                                             24,993,000
           Distribution to ITB (up to $10.0 million)              10,000,000
                                                               --------------
           Remaining                             14,993,000
           itb share = 1/3                        4,997,667
           Total pd to ITB                                        14,997,667
                                                               ==============

           P/V of cash flows from 11/2000, date of sale
           to 12/2004     5 years at 10%              0.621        9,313,551
           Note on books:
           Cherry Hill Note                                       10,000,000
           less: Deferred income for GSP on books                 (1,595,000)
                                                               --------------
           Net Cherry Hill Note - carrrying value                  8,405,000
           P/V of Turnberry project as stated above                9,313,551
                                                               --------------
           (Excess fair value over carrying value)                  (908,551)

           2nd Cherry Hill Note - CH dev. value                    4,278,651
           not considered in fair value of note, survives      =============
           on own merits

      Realen - Turnberry / Balance Sheet 12/31/04

Cash                                              1,091,108
Escrow acct                                       4,000,000
Real Estate Held for dev.                        14,169,899
CIP                                              18,195,392
                                               -------------
                    Total                        37,456,399
                                               -------------

A/P                                                 858,318
Accured interest - GSP                            8,983,333
Due to Turnberry Dev                              4,657,466
Note Pay - GMAC                                  12,350,612
Note Pay. - ITB                                  10,000,000
Deferred Land Sales                               4,000,000
Deposits                                          1,000,000
Equity                                           (4,393,330)
                                               -------------
                    Total                        37,456,399
                                               -------------